Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

NALU MEDICAL, INC.

Nalu Medical, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

FIRST: The name of the Corporation is Nalu Medical, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 28, 2014.

SECOND: The Board of Directors of the Corporation adopted resolutions approving and declaring advisable the following amendment to the Corporation’s Certificate of Incorporation (the “Current Certificate”):

A.    Article IV of the Current Certificate is hereby amended to read in its entirety as follows:

“The total number of shares of stock that the corporation shall have authority to issue is 390,300,180 consisting of 231,000,000 shares of Common Stock, $0.0001 par value per share, and 159,300,180 shares of Preferred Stock, $0.0001 par value per share, 22,110,271 of which shares shall be designated “Series A-1 Preferred Stock”, 32,515,685 of which shares shall be designated “Series A-2 Preferred Stock”, 24,161,790 of which shares shall be designated “Series B Preferred Stock”, and 80,512,434 of which shares shall be designated “Series C Preferred Stock”.”

THIRD: That the Current Certificate is hereby amended as set forth herein.

FOURTH: That the foregoing amendment was duly adopted and approved by the board of directors in accordance with Section 242 of the General Corporation Law of the State of Delaware, and has been duly approved by the written consent stockholders of the Corporation in accordance with the Section 228 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, the undersigned officer has executed this Certificate of Amendment to the Current Certificate on October 28, 2020.

NALU MEDICAL, INC.

By:	/s/ Earl Fender
Name: Earl Fender
Title: President and Chief Executive Officer